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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               DICE HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   253017 10 7
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2009
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]    Rule 13d-1(b)
          [ ]    Rule 13d-1(c)
          [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 253017 10 7            Schedule 13G                     Page 2 of 17


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1.   NAME OF REPORTING PERSON             Scot W. Melland

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                      3,559,708
                          (Includes options to purchase          ---------
                          3,398,524 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                 ---------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                 3,559,708
                                                                 ---------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                             ---------
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,559,708
                  ---------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 5.7%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON              IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 3 of 17


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1.   NAME OF REPORTING PERSON             Michael P. Durney

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                      1,347,833
                          (Includes options to purchase          ---------
                          1,226,896 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                 ---------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                 1,347,833
                                                                 ---------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                             ---------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,347,833
                   ---------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 2.2%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 4 of 17


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1.   NAME OF REPORTING PERSON             Thomas Silver

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        1,174,929
                          (Includes options to purchase            ---------
                          1,164,396 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                              0
                                                                   ---------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   1,174,929
                                                                   ---------
                      (8) SHARED DISPOSITIVE POWER                         0
WITH                                                               ---------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,174,929
                  ---------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 1.9%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 5 of 17


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1.   NAME OF REPORTING PERSON             Constance Melrose

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        209,460
                          (Includes options to purchase            -------
                          197,935 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                   -------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   209,460
                                                                   -------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                               -------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  209,460
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 0.3%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 6 of 17


-------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON             Brian P. Campbell

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        295,672
                          (Includes options to purchase            -------
                          284,161 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                   -------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   295,672
                                                                   -------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                               -------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  295,672
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 0.5%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 7 of 17


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1.   NAME OF REPORTING PERSON             Kent Thompson

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        245,045
                          (Includes options to purchase            -------
                          233,496 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                   -------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   245,045
                                                                   -------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                               -------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  245,045
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 0.4%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 8 of 17


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1.   NAME OF REPORTING PERSON             Paul Melde

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        213,158
                          (Includes options to purchase            -------
                          201,633 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                   -------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   213,158
                                                                   -------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                               -------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  213,158
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 0.3%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 9 of 17


-------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON             Robert Dumas

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                        220,162
                          (Includes options to purchase            -------
                          197,112 shares of the issuer's
BENEFICIALY               common stock that were vested and
                          exercisable as of December 31, 2009
                          or within 60 days thereafter)
OWNED BY EACH
                      (6) SHARED VOTING POWER                            0
                                                                   -------
REPORTING PERSON      (7) SOLE DISPOSITIVE POWER                   220,162
                                                                   -------
                      (8) SHARED DISPOSITIVE POWER                       0
WITH                                                               -------
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  220,162
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 0.4%
                                                                      ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 10 of 17


Item 1.   (a)   NAME OF ISSUER
                --------------

                Dice Holdings, Inc. (the "Company").

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                -----------------------------------------------

                1040 Avenue of the Americas, 16th Floor
                New York, New York 10018

Item 2.   (a)   NAMES OF PERSONS FILING
                -----------------------

                This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                (i)       Scot W. Melland;

                (ii)      Michael P. Durney;

                (iii)     Thomas Silver;

                (iv)      Constance Melrose;

                (v)       Brian P. Campbell;

                (vi)      Kent Thompson;

                (vii)     Paul Melde; and

                (viii)    Robert Dumas.

CUSIP NO. 253017 10 7            Schedule 13G                     Page 11 of 17


          (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE
                 ------------------------------------

                 c/o Dice Holdings, Inc.
                 1040 Avenue of the Americas, 16th Floor
                 New York, New York 10018

          (c)    CITIZENSHIP
                 -----------

                 Each Reporting Person is an individual and has United States citizenship.

          (d)    TITLE OF CLASS OF SECURITIES
                 ----------------------------

                 Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

          (e)    CUSIP NUMBER
                 ------------

                 253017 10 7

CUSIP NO. 253017 10 7            Schedule 13G                     Page 12 of 17


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          Not applicable.

Item 4.   OWNERSHIP.
          ---------

          (a)    AMOUNT BENEFICIALLY OWNED:


                 Each of the Reporting Persons may be deemed to beneficially own the Shares listed opposite such Reporting Persons named below:

                                           NUMBER OF SHARES
                 REPORTING PERSON         BENEFICIALLY OWNED
                 ----------------         ------------------

                 Scot W. Melland              3,559,708


                 Michael P. Durney            1,347,833


                 Thomas Silver                1,174,929


                 Constance Melrose              209,460


                 Brian P. Campbell              295,672


                 Kent Thompson                  245,045


                 Paul Melde                     213,158


                 Robert Dumas                   220,162


          (b)    PERCENTAGE OWNED:
                 ----------------

                 Based on calculations made in accordance with Rule 13d-3(d), and there being 62,501,759 Shares outstanding as of January 29, 2010, each of the Reporting Persons may be deemed to beneficially own the percentage of the outstanding Common Stock listed opposite such Reporting Persons name below:

                 REPORTING PERSON         PERCENT OF CLASS
                 ----------------         ----------------

                 Scot W. Melland             5.7%

                 Michael P. Durney           2.2%

CUSIP NO. 253017 10 7            Schedule 13G                     Page 13 of 17


                 Thomas Silver               1.9%

                 Constance Melrose           0.3%

                 Brian P. Campbell           0.5%

                 Kent Thompson               0.4%

                 Paul Melde                  0.3%

                 Robert Dumas                0.4%

          (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 --------------------------------------------

                 (i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares as listed opposite such Reporting Persons name in Items 4(a) and (b) above.


                 (ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person's cover page included herein.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          --------------------------------------------

          Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          ---------------------------------------------------------------

          Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          ------------------------------------------------------------------

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          ---------------------------------------------------------

          See Item 4.

          Each Reporting Person is a party to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007 (the "Shareholders Agreement"), among Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP

CUSIP NO. 253017 10 7            Schedule 13G                     Page 14 of 17


          (collectively, the "Quadrangle entities"), General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the "General Atlantic entities") and the Management Shareholders named therein. Each of the Reporting Persons is a "Management Shareholder" as such term is defined in the Shareholders Agreement. The Shareholders Agreement contains provisions restricting the transfer of the Company's Common Stock by the Reporting Persons and provides the Reporting Persons with "piggy back" registration rights. The Shareholders Agreement is filed as
          Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

          Given the terms of the Shareholders Agreement, the Reporting Persons together with the Quadrangle entities and the General Atlantic entities might be deemed to constitute a "group" that, as of the date hereof, collectively beneficially owns approximately 52,509,341 Shares, or 84%, of the Company's total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a "group" solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual. The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the Management Shareholders). Each Reporting Person disclaims beneficial ownership of the Shares of the Company other than the amounts reported on such Reporting Person's cover page included herein.


Item 9.   NOTICE OF DISSOLUTION OF GROUP
          ------------------------------

          Not applicable.

Item 10.  CERTIFICATION
          -------------

          Not applicable.

CUSIP NO. 253017 10 7            Schedule 13G                     Page 15 of 17


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2010

                                            SCOT W. MELLAND

                                            By: /s/ Scot W. Melland
                                               -----------------------------


                                            MICHAEL P. DURNEY

                                            By: /s/ Michael P. Durney
                                               -----------------------------


                                            THOMAS SILVER

                                            By: /s/ Thomas Silver
                                               -----------------------------


                                            CONSTANCE MELROSE

                                            By: /s/ Constance Melrose
                                               -----------------------------


                                            BRIAN P. CAMPBELL

                                            By: /s/ Brian P. Campbell
                                               -----------------------------


                                            KENT THOMPSON

                                            By: /s/ Kent Thompson
                                               -----------------------------


                                            PAUL MELDE

                                            By: /s/ Paul Melden
                                               -----------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 16 of 17



                                            ROBERT DUMAS

                                            By: /s/ Robert Dumas
                                               ----------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 17 of 17




                                EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).